1/24/06

Dear Mr. Klack:

Attached is our _draft_ geology report. Portions of this report were used by me to enhance our Plan of Operation, which has been our big hurdle with you people.

I have a favor to ask: Before you and Ms. Howell generate any further comments on our Plan of Operation, would you _please_ let Mr. Ken Schuler, your mining engineer, read the _draft_ report and our new and revised exploration program now contained in our Plan of Operation.

I have spoken with Mr. Schuler a couple of times, once extensively, and our Plan of Operation now contains what he wants and what the Commission expects, namely, exploration targets, cost estimates, and timelines. Thank you.

Regards,

Mike Coombs

CF1-00015863